BARCLAYS CAPITAL INC.

745 Seventh Avenue

New York, New York 10019

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue

New York, New York 10010

October 27, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549 - 6010

Attention:      David Irving

Sharon Blume

John Stickel

Susan Block

Re:      Anthemis Digital Acquisitions I Corp

Registration Statement on Form S-1

Filed October 1, 2021

Registration No. 333-259986

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Anthemis Digital Acquisitions I Corp that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4 p.m. Washington D.C. time on October 27, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 1,200 copies of the Preliminary Prospectus dated October 25, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ryan Kelley
Name: Ryan Kelley
Title: Director

[Signature Page to Acceleration Request]